EXHIBIT 99.1

For Immediate Release 21-10-TR	Date:	March 3, 2021

Red Conger Receives Ben F. Dickerson III Award

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) is pleased to announce that Harry “Red” Conger, Executive Vice President & Chief Operating Officer, has been awarded the Ben F. Dickerson III Award by the Society for Mining, Metallurgy and Exploration (SME) in recognition of his significant professionalism and contributions to the mining industry.

“The Society for Mining, Metallurgy and Exploration is pleased to recognize Red Conger’s outstanding contributions to the mining industry through the esteemed Ben F. Dickerson III Award,” said Brad Dunn, Chair of the SME Ben F. Dickerson Award Committee. “Red has clearly demonstrated the spirit of this award, through a career that has advanced our shared knowledge of best practices in mining, and his efforts set a higher standard for all of us to follow.”

“On behalf of Teck, I would like to congratulate Red Conger on receiving the Ben F Dickerson III Award,” said Don Lindsay, President and CEO. “Red has exemplified excellence throughout his career with a proven record of major project execution, operational excellence and strong financial performance, and we were fortunate to have him join our team in 2020.”

Red Conger has spent more than 40 years in the mining industry and is recognized as a leader in safety, change management and production efficiency. As Executive Vice President & COO, he is responsible for Teck’s mining and metallurgical operations, projects and joint ventures, with a focus on execution of Teck’s Quebrada Blanca Phase 2 copper project currently under construction in Chile.

Established in 1987, the Ben F. Dickerson III Award is presented at the SME Annual Conference. More information is available at smenet.org.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com